06006939

AB 3/29/06 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLEARY GULL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Wisconsin Avenue, Suite 2400
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Braun 414-291-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Suite 2300 (Address) Milwaukee, (City) WI (State) 53202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 209 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleary Gull Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Certified Public Accountants' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Stockholder and Board of Directors
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
January 25, 2006

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2005

ASSETS

Cash and cash equivalents	$	1,083,772
Advisory fees and other receivables		377,174
Receivable from clearing broker		199,354
Property and equipment, at cost, less accumulated depreciation of $188,731		133,667
Other assets		373,451
Total assets	$	2,167,418

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	405,961
Total liabilities		405,961
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		907,932
Retained earnings		853,524
Total stockholder's equity		1,761,457
Total liabilities and stockholder's equity	$	2,167,418

The accompanying notes to financial statements are an integral part of this statement.

CLEARY GULL INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2005

NOTE A – ORGANIZATION

Cleary Gull Inc. (the "Company" - a Delaware corporation), is a financial services firm located in Wisconsin that provides investment management and investment consulting services to individuals, foundations, retirement plans and corporations and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. The Company is a wholly-owned subsidiary of Cleary Gull Holdings Inc.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. **Cash and Equivalents**

The Company considers cash and cash equivalents to include those investments with maturities of 90 days or less.

3. **Receivables**

Receivables primarily represent cash held at the clearing broker, other amounts due from the clearing broker, and advisory fees receivable from clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2005, there was no allowance for uncollectible accounts.

4. **Other Assets**

Other assets include certain investments in marketable and restricted securities with a fair market value of approximately $86,000 at December 31, 2005. These investments are designated as trading securities, with unrealized holding gains and losses included in income. Realized gains and losses are determined using the first in, first out method.

5. **Property and Equipment**

Property and equipment are carried at cost, less allowance for depreciation using the straight-line method, over a useful life of three to seven years.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Income Taxes

The Company has elected, for Federal and state income tax purposes, to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company, Cleary Gull Holdings Inc. ("Holdings").

NOTE C – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions with and for customers on a fully-disclosed basis with RBC Dain Rauscher ("Clearing Broker"). In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2005 there were no amounts to be indemnified by RBC Dain Rauscher for these customer transactions. The Company holds $100,000 on deposit with the Clearing Broker and grants the Clearing Broker a continuing security interest and general lien upon the deposit in the event of a claim associated with customers' transactions.

The Company leases office space under non-cancelable operating leases which expire on December 31, 2005 and January 31, 2006. The office space lease agreements include rate increases which are recognized on a straight-line basis over the life of the lease. The Company also leases certain equipment.

Subsequent to year end, the Company renewed the non-cancelable operating leases for office space. The estimated future minimum payments were modified to include the terms of the renewed leases.

Estimated future minimum office and equipment lease payments are as follows:

2006	$	162,000
2007		248,000
2008		260,000
2009		237,000
2010		250,000
Thereafter		63,000
Total	$	1,220,000

The Company is also responsible for its pro-rata share of operating expense of the buildings in which it rents space.

NOTE C – COMMITMENTS AND CONTINGENCIES - Continued

At December 31, 2005, Holdings has a Term Loan of $161,491 and a draw of $195,000 on a $1,000,000 revolving line of credit with a commercial bank ("Bank loans"). The Bank Loans are collateralized by the shares of the Company and tangible and intangible assets of Holdings. Subject to the cash flow of Holdings and regulatory net capital rules, management of the Company, upon regulatory approval, may make distributions to Holdings to assist in payment of the bank loans and other obligations.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, "the Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $250,000, or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. At December 31, 2005, the Company had regulatory net capital and net capital requirements of $872,389 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .47 to 1.

NOTE E – RELATED PARTY TRANSACTIONS

MBO Cleary Advisors Inc. is a wholly-owned subsidiary of Holdings ("MBOC"). MBOC and the Company share certain expenses in accordance with an Operating Agreement. MBOC provides advice on investment policy development, asset allocation strategy, manager/fund due diligence evaluation, selection and monitoring to the Company. The Company provides client reporting service, bond trading, and administration and compliance services to MBOC.

As of December 31, 2005, $107,683 was payable to MBO Cleary Advisors Inc. This amount is recorded within accounts payable and accrued expenses.

NOTE F – EMPLOYEE BENEFIT PLAN

The Company sponsors a defined-contribution savings plan covering substantially all employees of both operating companies, Cleary Gull and MBOC. The Plan is designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows participant contributions on a pretax basis. The Plan provides for a Company match of employee contributions on a percentage determined by the Company each year. The Company profit sharing contributions are discretionary.

SUPPLEMENTARY REPORT

Grant Thornton

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROLS

Stockholder and Board of Directors
Cleary Gull Inc.

In planning and performing our audit of the financial statements of Cleary Gull Inc. (the "Company") for the year ended December 31, 2005, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
January 25, 2006

Grant Thornton

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